Mail Stop 03-08


										December 13,
2004

By Facsimile and U.S. Mail

Mr. Armand Correia
Senior Vice President and Chief Financial Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

	RE:	The Dress Barn, Inc.
		Form 10-K for the year fiscal year ended July 31, 2004
		Filed October 15, 2004
      Form 10-Q for the quarter ended October 30, 2004
		File No. 0-11736

Dear Mr. Correia:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Cover Page

2. In future filings, please revise to state the aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

General

3. Please consider adding an introductory section or overview to Managements` Discussion and Analysis (MD&A) that would facilitate a reader`s understanding of your company. The introduction should identify the most important matters on which you focus in evaluating financial condition and operating performance and provide context for the following discussion and analysis of the financial statements. This introduction should not be a duplicative layer of disclosure that merely repeats the more detailed discussion and analysis that follows. See SEC Release No. 33-8350.

Results of Operations

Fiscal 2004 Compared to Fiscal 2003

4. Please expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future. For example, you should indicate whether you expect your gross margin to continue to improve in fiscal 2005 and thereafter and why or why not.

5. Please disclose how you determine the stores that are included in arriving at your same store sales from period to period. Please also disclose how you treat relocated stores, expansions in the square footage of stores, and stores that were closed during the period in these computations.





6. You present 2003 net earnings, operating income and diluted earnings per share excluding the impact of a $32 million litigation
charge.   Each of these measures represents a non-GAAP measure
subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosures each place these measures are presented as follows:

(a) present and discuss with greater or equal prominence the most comparable GAAP measure;
(b) provide a reconciliation for each measure to the most comparable
GAAP measure;
(c) indicate the reasons why you believe presentation of these non-
GAAP measures provides useful information to investors; and
(d) disclose how  management uses each of the non-GAAP measures.

Item 9A.  Controls and Procedures

7. Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were "any changes," not just "significant" changes, in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Please also confirm to us supplementally that there were no changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal 2004 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Financial Statements

General

8. Please provide Schedule II - Valuation and Qualifying Accounts for the activity in your allowance for sales returns. Alternatively, you may provide such disclosure in the notes to the financial statements or in MD&A. See Rules 5-04 and 12-09 of Regulation S-X. Supplementally provide us with a roll forward of the activity in this reserve account for each period presented. To the extent that changes in the reserves are material to an understanding of the company`s results of operations or financial condition, revise your MD&A accordingly.

Consolidated Balance Sheets

9. Since you have treasury stock outstanding as of July 31, 2004, the number of shares issued should not equal the number of shares outstanding as you have disclosed on the face of your balance sheet.
Please revise the number of shares issued to include both shares outstanding and those held in treasury.



Consolidated Statements of Cash Flows

10. Based on your cash and cash equivalents accounting policy in footnote 1, we understand that you have reclassified cash overdrafts to accounts payable on your balance sheets. Cash overdrafts are generally viewed as a financing activity on the statements of cash flows. Accordingly, please either revise your statements of cash flows for each period presented to reflect cash overdrafts as a financing activity or otherwise tell us why you believe your current cash flows presentation complies with GAAP.

Notes to Consolidated Financial Statements

General

11. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.
To
the extent it would be material to an investor`s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

1.  Summary of Significant Accounting Policies

Revenue Recognition

12. Please tell us supplementally and disclose in future filings how you account for gift certificates and merchandise credits that are never redeemed. To the extent that your gift certificates and/or merchandise credits have expiration dates, please disclose this information.

13. Please clarify your disclosure to indicate, if true, that sales are recorded net of coupon redemptions and other discounts offered to customers. Otherwise, tell us how your accounting complies with EITF
01-9.




Merchandise Inventories

14. Please disclose the method by which amounts are removed from inventory. Refer to Rule 5-02.6(b) of Regulation S-X.

5.  Litigation

15. Based on your disclosures here and in MD&A, we understand you recorded a $35.3 million accrual ($32 million related to the judgment and $3.3 million related to post-judgment interest) for an outstanding legal judgment. We also understand that in the fourth quarter of fiscal 2004, as part of the judgment, you were required to deposit $38.6 million into an escrow account for settlement of the judgment, with interest. Please tell us supplementally why the amount you were required to put in escrow exceeds your accrual for this outstanding judgment by $3.3 million. We may have further comment.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
		If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek
							Branch Chief


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Mr. Correia
The Dress Barn, Inc.
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